October 31, 2014

Re:	BBVA Banco Francés S.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 21, 2014 File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F street, N.E.; mail stop 4561
Washington, D.C. 20549

Dear Mr. Christian Windsor:

Thank you for your letter dated September 30, 2014, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of BBVA Banco Francés S.A. (“BBVA Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on April 21, 2014.

To facilitate the Staff’s review, we have reproduced the captions and numbered the comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Francés is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Francés may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Ignacio Sanz y Arcelus in Buenos Aires at 54-11-4348-0047 or fax: 54-11-4346-4354; or our counsel, Andrés V. Gil of Davis Polk & Wardwell at 33-1-56-59-36-30 or fax: 33-1-56-59-37-30.

Very truly yours, /s/ Ignacio Sanz y Arcelus
BBVA Banco Francés S.A.

Annex A

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 3. Key Information, page 3

D. Risk Factors, page 7

As a consequence of the social security reform…, page 14

1.
Refer to the following sentence on page 14: “During 2013, 13 legal labor actions were filed against AFJP claiming differences in severance payment amounts.” Please revise your future filings to describe these claims in greater detail. Explain the reference to “differences in severance payment amounts” and provide greater detail on the potential exposure to BBVA Francés from the labor actions.

We acknowledge your comment and in future filings we will describe in more detail the labor claims filed by former employees of AFJP against AFJP, challenging the amounts paid as severance payments after the termination of their employment relationship with AFJP. It should be mentioned that the differences claimed in these 13 claims are immaterial.

AFJP is currently in process of liquidation. If AFJP were to have insufficient funds to cancel all of its debt obligations and culminate the liquidation process, AFJP’s creditors could have in certain circumstances recourse to BBVA Francés as BBVA Francés currently holds a 53.89% equity interest in AFJP.

As mentioned in footnotes 3.4.17 and 3.4.21 to the financial statements as of and for the year ended December 31, 2013 the Bank recognized the allowances for such claims where it is probable that a liability had been incurred at the date of such financial statements.

Item 4. Information on the Company, page 14

Classification System According to Central Bank Regulations, page 58

2.	Please revise your future filings to explain more clearly the borrower classification “Irrecoverable for Technical Decision.” Please address the following:

•
Explain paragraph 6(b): A consumer loan is classified as “Irrecoverable for Technical Decision” if the borrower is a foreign borrower which is not classified as ‘investment grade’ … except for certain types of borrowers described in the ensuing bullet points. Explain the exceptions. What is the classification of the borrowers meeting the exceptions?

We acknowledge your comment and in future filings we will clarify the exceptions and the classification of the foreign borrower meeting the exceptions as follows:

The exceptions regarding the foreign borrower which is not classified as “investment grade” in order not to be considered as “Irrecoverable Technical Decision” are:

1)	Foreign banks or other financial institutions controlling or controlled a the financial entity under the consolidated or other supervision systems approved by the Argentine Central Bank;

2)	Foreign banks or other financial institutions that only carry out the following operations:

a)	Financing that is secured by foreign banks and classified as “Investment Grade” by any of the international rating agencies recognized by the Argentine Central Bank;

b)
Financing related to the buying or selling of securities through custodian banks recognized by the Argentine Central Bank (Caja de Valores, Clearstream, Euroclear or The Depository Trust Company), arising from the usual business practices in the market in which they are conducted;

Annex A (cont.)

c)
Financing related to foreign trade transactions entailing swaps of dollars and domestic government bonds at market price, with sufficient margins, involving custodians recognized by the Argentine Central Bank;

d)
Financing carried out by foreign banks or financial institutions subject to the consolidated supervision system which controls local financial institutions organized as corporations (sociedades anónimas); and

e)
Financial assistance provided through foreign subsidiaries or branches of local financial institutions under the consolidated supervision system, to the extent such financial assistance is not funded directly or indirectly by local financial institutions.

The foreign borrowers falling into any of the exceptions described above will be classified under any of the five categories above (i.e. normal, low risk, medium risk, high risk, or irrecoverable).

•	Explain the term “RPC,” provide an English translation, and explain how your RPC is calculated.

We acknowledge your comment and in future filings we will explain the concept and include the English translation. The  term “RPC”, as per its acronym in Spanish, means “Total Regulatory Capital” (Responsabilidad Patrimonial Computable).

For further information about how our Total Regulatory Capital is calculated, see “Item 4. Information on the Company – The Argentine Banking System and its Regulatory Framework – Capital Adequacy Requirements – Central Bank Rules” on page 85 of the 2013 Form 20-F and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Requirements” on page 126 of the 2013 Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 106

3.
On page 9, in the Risk Factors section, you discuss the possibility of a default by Argentina on its debt as a result of litigation by bondholders who had not participated in the 2005 and 2012 exchanges. We note that since the filing of your 20-F, Argentina has been unable to make payments on its debt and so is reportedly in default on its debt. Please revise this section to discuss the impact of the reported default and the foreign exchange controls imposed by the Argentine government on your financial condition, operations, liquidity and results.

We acknowledge your comment and in future filings we will explain the impact of the reported default and the foreign exchange controls imposed by the Argentine government on our financial condition, operations, liquidity and results.

It should be mentioned that until this date, BBVA Francés has not suffered any adverse effect in its financial condition, operations, liquidity and results as result of the reported default and foreign controls imposed by the Argentine government. We do not currently expect that Argentina’s default on its debt and foreign exchange controls imposed by the Argentine government will have a material adverse effect on any financial condition, operations, liquidity or results.

4.
We note your risk-factor disclosure on page 8 regarding the reported inaccuracy of certain statistical data published by the Argentine government, including with respect to inflation and gross domestic product. Please revise your future filings to address how your management has adapted its business planning in response to the discrepancies between the official data and private estimates. Clarify the extent to which you rely on the official data.

We acknowledge your comment and in future filings we will address how our management has adapted the business planning in response to the discrepancies between the official data and private estimates of certain statistical data published by the Argentine government.

Annex A (cont.)

We do not rely only on official data regarding affected salary increases nor on the effect of the dollar peso exchange rate on our expenses. For business planning responses regarding salary increases we rely on salary increases as agreed by the Argentine banking labor union, business chambers, and the Argentine government. With respect to the variations of costs and expenses of services affected by the dollar peso exchange rate, our estimates are the result of agreements with services providers, taking into consideration official data and salary increases.

5.	Please revise your future filings to explain the phrase “indexation by benchmark stabilization coefficient,” as first used on page 112.

We acknowledge your comment and in future filings we will explain such phrase.

The increase in financial income is due to the reasons explained in such paragraph on page 112, including the accrual of the CER adjustment for loans indexed through such index.

The Reference Stabilization Coefficient or CER (Coeficiente de Estabilización de Referencia) is an index that reflects the movement of inflation in Argentina. The index is determined on a daily basis by the Argentine Central Bank. Since the first quarter of 2013 it uses as a basis for calculating the variations in the Index of Consumer Prices (“CPI NU”, the former “CPI”) which, in turn, is determined by the National Institute of Statistics and Census. The Argentine Central Bank allows financial institutions to originate loans and receive deposits indexed to the CER.